U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 1-3203

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
(Full title of the plan and the address of the plan if different from that of the issuer named below)

CANAL CORPORATION formerly Chesapeake Corporation 1021 East Cary Street Richmond, Virginia 23219
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The Chesapeake Corporation 401(K) Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  Attached hereto are the financial statements of the Chesapeake Corporation Retirement and 401(K) Savings Plan for the fiscal year ended December 31, 2008, prepared in accordance with the financial reporting requirements of ERISA.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR THE YEAR ENDED DECEMBER 31, 2008 INDEX

Page

Report of Independent Registered Public Accounting Firm . . . . . . . . . . . . . . . . . . . . .	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2

Statements of Changes in Net Assets Available for Benefits the Years Ended December 31, 2008 and December 31, 2007 . . . . . . . . . . . . .	3

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4-13

Supplemental Schedules*:

Schedule of Assets (Held at End of Year) December 31, 2008 . . . . . . . . . . . . . . . .	14-15
Schedule of Assets (Held at End of Year) December 31, 2007 . . . . . . . . . . . . . . . .	16-17

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	18

Exhibit Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	19

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Chesapeake Corporation 401(k) Savings Plan
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Chesapeake Corporation 401(k) Savings Plan (Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern.  As discussed in Note 3 to the financial statements, Chesapeake Corporation and its U.S. subsidiaries, the Plan Sponsor, filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code.  This action raised substantial doubt about the Plan’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The schedules of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Witt Mares, PLC

Richmond, Virginia
June 24, 2009

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007

Assets:
Investments at fair value (Notes 2 and 4)	$3,735,127	$4,745,481

Net assets available for benefits at fair value	$3,735,127	$4,745,481

Adjustment from fair value to contract value for interest in a collective trust relating to fully benefit-responsive investment contracts	38,646	-

Net assets available for benefits at contract value	$3,773,773	$4,745,481

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2008 and December 31, 2007

	2008	2007

Additions to net assets:
Investment income:
Interest and dividends	$122,234	$530,872
Net (depreciation) appreciation in fair value of investments (Notes 2 and 5)	(1,711,220)	(435,151

	(1,588,986)	95,721

Contributions (Note 1):
Employees	647,415	680,683
Employer	424,333	366,970
Rollovers	5,696	52,403

	1,077,444	1,100,056

Total additions	(511,542)	1,195,777

Deductions from net assets:
Distributions to participants (Note 1)	(460,166)	(219,988)

Net increase (decrease)	(971,708)	975,789

Net assets available for benefits, beginning of year	4,745,481	3,769,692

Net assets available for benefits, end of year	$3,773,773	$4,745,481

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.  Description of Plan:

General

The Chesapeake Corporation 401(k) Savings Plan (the "Plan") covers eligible employees of Chesapeake Pharmaceutical Packaging Company Inc. a wholly owned subsidiary of Chesapeake Corporation ("Chesapeake" or the "Employer"), as described in the Plan document.  The Plan's assets are held by Mercer Trust Company (the "Trustee" or “Mercer”).

The Plan is a defined contribution plan and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan document, which is available at the main office of the Plan administrator at 1021 East Cary Street, Richmond, Virginia 23219.

The Plan was declared effective November 1, 2005, and was created by Chesapeake in connection with Chesapeake's acquisition of Impaxx Pharmaceutical Packaging Group, Inc. on September 13, 2005.

Employee Contributions

Participants are automatically enrolled to defer 2% of annual before-tax compensation.  The Plan also provides for automatic increases of 1% per year.  A participant may elect to defer receipt of 2% to 99% of annual before-tax compensation, in increments of 1% into the Plan.  Elective deferral contributions may not exceed statutory limits ($15,500 per participant in 2008) in any taxable year.  Participants may also contribute to the Plan amounts representing distributions from other qualified defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may discontinue their election to contribute at any time.

Employees who reached age 50 by the 2008 Plan year end were allowed to  contribute an additional $5,000 for 2008 and 2007 to their Plan account; increasing the adjusted statutory limits for these employees to $20,500 in 2008 and 2007.

Employer Contributions

The Plan provides for a matching employer contribution each Plan year in an amount equal to 100% of the first 3% and 50% of the next 2% of each participant's compensation that the participant elects to contribute to the Plan as an elective deferral contribution for the Plan year.  The matching contributions are credited to participant accounts and invested in accordance with the participants' investment elections. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings.  Allocations are based on participant's earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

1.  Description of Plan, continued:

Vesting

Participants are fully and immediately vested in all employee contributions.  Participants are immediately vested in employer matching contributions.  In addition, participants are generally vested in the basic non-elective contribution and any discretionary contributions 20% per year over a five year period, such that a participant is 100% vested after five years of credited service.  Employer matching contributions prior to January 1, 2006 for certain salaried employees are subject to the same vesting schedule.

Participant Loans

Employees who are participants in the Plan may borrow from the vested portion of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan, as determined monthly by the Plan administrator.  Repayment of loans (which includes principal and interest) is amortized in level payments, made no less frequently than quarterly.  Loan repayments are generally made through payroll deductions on each paycheck.  Loans generally become due and payable in full once a participant terminates employment.  The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the Internal Revenue Code.  At December 31, 2008 and 2007, interest rates on outstanding loans ranged from 5.00% to 9.25%.

Distributions

Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability.  Benefit payments are made to the participant as a lump-sum distribution or installment payment.  If the present value of the benefit to be received is less than $1,000, a lump-sum distribution is required.

Forfeitures

Termination of employment for reasons other than retirement, disability or death generally results in forfeiture of the non-vested portion of a participant's account.  Forfeitures are held in the Plan and serve to reduce future employer contributions under certain conditions described in the Plan document.  The balance of forfeited nonvested accounts was $2,847 at December 31, 2008.  There were no unused forfeitures at December 31, 2007.  Forfeitures in the amount of $4,139 and $2,559 were used to reduce employer contributions in 2008 and 2007, respectively.

Plan Expenses

Fees of investment managers or expenses incurred in connection with the purchase or transfer of Chesapeake Corporation common stock, if any, are borne by participants who select such investments, and are netted against investment income.  All other expenses associated with the administration of the Plan are paid by Chesapeake.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

2.  Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

On December 29, 2008, subsequent to the Employer’s fiscal year-end 2008, Chesapeake Corporation and all of its U.S. subsidiaries (the Chesapeake Chapter 11 Debtors) filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code.  The Plan’s financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Investment Valuation and Income

Investments are stated at fair value determined as follows:

Mutual and money market funds	- Quoted market value
Common and collective trusts	- Information reported by the investment adviser
Chesapeake common stock	- Last published year-end sale price on the New York Stock Exchange
Loans to participants	- Balances due which approximate fair value

Purchases and sales of securities are recorded on a trade-date basis.  Investment income is recorded as earned.  Dividend income is recorded on the ex-dividend date.  The Plan presents in the Statements of Changes in Net Assets Available for Benefits the "net appreciation (depreciation) in fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation or depreciation on those investments.

Distributions to Participants

Distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures.  Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

3.  Liquidity/Going Concern:

Chesapeake incurred net losses for the past three fiscal years, resulting in a total stockholders’ deficit of $251.7 million as of December 28, 2008.  On December 29, 2008, Chesapeake reached an agreement to sell all of its operating businesses to a group of investors, who intend to continue operating these businesses as a going concern and the Chesapeake Chapter 11 Debtors filed voluntary petitions under Chapter 11 of the United States Bankruptcy Court for the Eastern District of Virginia in Richmond (the Bankruptcy court).  On December 30, 2008 the Chesapeake Chapter 11 Debtors received approval by the Bankruptcy Court for a variety of first day motions that allow Chesapeake to continue to conduct business as usual while preparations are being made for an auction for the proposed sale of the operating businesses.

4.  Plan Termination:

While Chesapeake has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of ERISA.  In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his or her account and payment of such amounts will be made by the Trustee as directed by the Chesapeake Corporation 401(k) Savings Plan Committee.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

5.  Investments:

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 31,
	2008	2007

Investments at fair value as determined by quoted market price:
Ready-mixed funds
Putnam Retirementready 2020 Fund (1,566 and 6,261 shares, respectively)	$56,950 *	$352,290
Value funds
Harbor Capital International Fund (11,560 and 9,165 shares, respectively)	460,192	648,229
Dodge & Cox Stock Fund (3,897 and 2,548 shares, respectively)	289,814	352,321
Blend funds
Putnam International Equity Fund (18,303 and 13,668 shares, respectively)	277,838	376,130
Putnam S&P 500 Index Fund (7,982 and 3,573 shares, respectively)	196,425	139,826	*
Growth funds
American Funds Growth of America (12,198 and 7,714 shares, respectively)	247,859	260,410
Income funds
PIMCO Total Return Fund (26,886 and 14,031 shares, respectively)	272,628	149,989	*
Capital Preservation Funds
Putnam Stable Value Fund (613,431 and 182,449 shares, respectively)	613,431	182,449	*

*Amount was not greater than 5% in year indicated.

During 2008 and 2007 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2008	2007

Mutual funds	$(1,543,761)	$(285,415)
Common and collective trusts	(51,827)	6,083
Common stock	(115,632)	(155,819)

Net appreciation (depreciation) in fair value of investments	$(1,711,220)	$(435,151)

Certain prior year amounts reported above have been reclassified to conform with current year presentation.  Net appreciation (depreciation) in fair value of investments is unchanged due to these reclassifications.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

6.  Valuation of Common/Collective Trust:

The Plan entered into a benefit-responsive investment contract with Mercer.  Mercer maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The contract is included in the statements of net assets available for benefits at fair value as determined using the market approach based on market prices of similar contracts.  The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the plan by Mercer.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investments at contract value.

The follow information reflects the difference between the contract value of the fully benefit-responsive investment and the fair market value.

2008

Common/collective trust (contract value)	$613,431
Common/collective trust (fair value)	574,785

Adjustment to contract value	$38,646

7.  Tax Status:

The Plan is a proto-type plan designed by Mercer.  The proto-type plan obtained a determination letter on August 9, 2002, in which the Internal Revenue Service stated that the proto-type plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code").  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code.

8.  Party-in-Interest Transactions:

Certain Plan investments are shares of mutual funds, money market funds, and common and collective trusts managed by Mercer.  Purchases of Mercer investments of 529,963 shares in 2008 and 106,528 shares in 2007 totaled $1,565,085 and $1,268,625, respectively.  Sales of Mercer investments of 104,942 shares in 2008 and 25,093 shares in 2007 totaled $1,868,543 and $228,658, respectively.  Certain Plan investments are shares of Chesapeake Corporation common stock.  Purchases of Chesapeake Corporation common stock of 26,679 shares in 2008 and 8,509 shares in 2007 totaled $85,791 and $127,555, respectively.  Sales of Chesapeake Corporation common stock of 9,432 shares in 2008 and 4,728 shares in 2007 totaled $34,423 and $56,102, respectively.  These transactions qualify as party-in-interest transactions that are allowable under ERISA.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

9.  Plan Amendments:

In December 2006, the Plan was amended effective January 1, 2007 as follows:

•	To modify the Employer match to 100% of the first 3% of pay contributed and 50% of the next 2% of pay contributed (a maximum Employer match of 4% of pay).

10.  Risks and Uncertainties:

The Plan provides for various mutual fund investment options in stocks, bonds, money market and fixed income securities common and collective trusts, and a direct Chesapeake common stock investment.  Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Chesapeake stock is offered as an investment option under the terms of the Plan.  Upon the Plan becoming effective on November 1, 2005, the Plan sponsor, Chesapeake did not file a Form S-8 registration statement to register these shares with the U. S. Securities and Exchange Commission (the “SEC”).  Chesapeake filed a Form S-8 registering these shares with the SEC on August 13, 2007.

11.  New Accounting Pronouncements:

In September 2006, the FASB issued Statement of financial Accounting Standards (SFAS) No. 157 “Fair Value Measurements” (SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements.  It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements.  The statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  SFAS 157, as it relates to financial assets and liabilities, is effective for the Plan beginning January 1, 2008.

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which permits a one-year deferral of the application of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

Effective January 1, 2008 the Plan adopted the provisions of SFAS No. 157, “Fair Value Measurements,” for financial assets and financial liabilities.  In accordance with Financial Accounting Standards Board Staff Position (FSP No. SFAS 157-2 “effective Date of FASB Statement No. 157,” the Plan will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009. The application of SFAS 157 in situations where the market for a financial asset is not active was clarified by the issuance of FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” in October 2008. FSP No. SFAS 157-3 became effective immediately and did not significantly impact the methods by which the Plan determines the fair values of its financial assets.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

11.  New Accounting Pronouncements, continued:

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.  The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs.  An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction.  Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable asset and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis.  The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).  Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The fair value hierarchy is as follows:

à	Level 1 Inputs- Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

à
Level 2 Inputs- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rate, volatilities, prepayment speeds, credit risks, etc.)

à
Level 3- Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions that the assumptions that market participants would use in pricing the assets or liabilities.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

11.  New Accounting Pronouncements, continued:

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.  These valuation methodologies were applied to all of the Plan's financial assets and financial liabilities carried at fair value effective January 1, 2008.  The Plan’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While management believes the Plan's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.  Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Financial assets measured at fair value on a recurring basis include the following:

Investment Securities - Investment securities are recorded at fair value on a recurring basis.  Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy.  Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow.  Level 2 securities would include US Agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset back and other securities.  In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance at December 31, 2008
Assets
Money Market Funds	$			$117,10	$		$117,510
Common Stock		$984	$		$		$984
Mutual Funds	$			$2,555,208	$		$2,555,208
Common Collective Trusts	$		$			$809,856	$809,856
Participant Loans	$		$			$251,569	$251,569

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

12.  Reconciliation of Financial Statements to Form 5500:

The following reconciles the financial statements to Form 5500, Schedule H:

2008

Net assets available for benefits per financial statements	$3,773,773
Adjustment from contract value to fair value for common/collective trust for current year	(38,646)

Net assets available for benefit per Form 5500	$3,735,127

2008

Total additions per financial statements	$(511,542)
Administrative Deductions	215
Adjustment from contract value to fair value for common/collective trust for current year	(38,646)

Total additions per Form 5500	$(549,973)

2008

Distributions to participants per financial statements	$460,166
Administrative Deductions	215

Total Expenses	$460,381

2008

Net income per financial statements	$(971,708)
Adjustment from contract value to fair value for common/collective trust for current year	(38,646)

Net income per Form 5500	$(1,010,354)

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Cost**	(e) Current Value

	PIMCO Total Return Fund	The fund targets intermediate-maturity fixed-income securities for all major sectors of the bond market	-	$ 272,628
	Dodge & Cox Stock Fund	The Fund invests primarily in a broadly diversified portfolio of common stocks	-	289,814
	Franklin Small-Mid Cap Growth Fund	Primarily investing in stocks of small companies with market-cap values of less than $1.5 billion, similar in size to those in the Russell 2000 Index	-	164,232
*	Putnam Growth Opportunities Fund	Investing mainly in stocks of very large, highly competitive growth companies	-	84,330
*	Putnam S&P 500 Index Fund	Investing in common-stock securities, that seeks to approximate the performance of the S&P 500	-	196,425
*	Putnam International Equity Fund	Portfolio composed mainly of stocks of companies located outside the United States	-	277,838
*	Putnam Stable Value Fund	Invests primarily in high-quality, fixed-income investments	-	613,431
	Harbor Capital International Fund	Invests primarily in equity securities, principally common and preferred stocks of foreign companies	-	460,192
*	George Putnam Fund of Boston	Seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds	-	28,385
	American Funds Growth of America	This fund holds a diversified portfolio of common stocks, convertibles, preferred stocks, US government securities, bonds and cash	-	247,859
	Dodge & Cox Balanced Fund	This fund seek regular income, conservation of principal and an opportunity for long-term growth of principal and income	-	83,042
	Vanguard 500 Index Fund	This fund targets long-term growth of capital and income from dividends	-	101,209
	Vanguard Prime Money Market Fund	Invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker's acceptances, commercial paper, and other money market securities.	-	117,510
*	Common Stock Chesapeake Corporation	Corporate common stock, $1 par value	-	984
*	Loans to Participants of the Plan	Interest rates range from 5.00% to 9.25%; loans are amortized in level payments with current terms of about 2 to 5 years	-	251,569
	Loomis Sayles Bond Fund	Seeks high total investment through a combination of current income and capital appreciation	-	161,276
	Columbia Small Cap Value Fund II	Invests at least 80% of its assets in equity securities of U.S. companies in the range as the Russell 2000 value index and that are believed to be undervalued and have the potential for long-term growth of capital	-	77,194

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008, continued

(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Cost**	(e) Current Value

*	Putnam Retirementready Maturity Fund	Invests in other Putnam funds based on fund's target date	-	12,975
*	Putnam Retirementready 2010 Fund	Invests in other Putnam funds based on fund's target date	-	6,249
*	Putnam Retirementready 2015 Fund	Invests in other Putnam funds based on fund's target date	-	21,153
*	Putnam Retirementready 2020 Fund	Invests in other Putnam funds based on fund's target date	-	56,950
*	Putnam Retirementready 2025 Fund	Invests in other Putnam funds based on fund's target date	-	22,305
*	Putnam Retirementready 2030 Fund	Invests in other Putnam funds based on fund's target date	-	52,484
*	Putnam Retirementready 2035 Fund	Invests in other Putnam funds based on fund's target date	-	54,776
*	Putnam Retirementready 2040 Fund	Invests in other Putnam funds based on fund's target date	-	9,083
*	Putnam Retirementready 2045 Fund	Invests in other Putnam funds based on fund's target date	-	15,021
*	Putnam Retirementready 2050 Fund, Class A	Invests in other Putnam funds based on fund's target date	-	6,663
*	Putnam Income Strategies Fund	Invests mainly in a combination of bonds and common stocks of U.S. and non-U.S. companies	-	49,550
		Total		$3,735,127

* Indicates party-in-interest
** Cost is not required for participant - directed investments.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Cost**	(e) Current Value

	PIMCO Total Return Fund	The fund targets intermediate-maturity fixed-income securities for all major sectors of the bond market	-	$ 149,989
	Dodge & Cox Stock Fund	The Fund invests primarily in a broadly diversified portfolio of common stocks	-	352,321
	Franklin Small-Mid Cap Growth Fund	Primarily investing in stocks of small companies with market-cap values of less than $1.5 billion, similar in size to those in the Russell 2000 Index	-	203,104
*	Putnam Growth Opportunities Fund	Investing mainly in stocks of very large, highly competitive growth companies	-	164,221
*	Putnam S&P 500 Index Fund	Investing in common-stock securities, that seeks to approximate the performance of the S&P 500	-	139,826
*	Putnam International Equity Fund	Portfolio composed mainly of stocks of companies located outside the United States	-	376,130
*	Putnam Stable Value Fund	Invest primarily in high-quality, fixed-income investments	-	182,449
	Harbor Capital International Fund	Invests primarily in equity securities, principally common and preferred stocks of foreign companies	-	648,229
*	George Putnam Fund of Boston	Seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds	-	42,279
	American Funds Growth America	This fund holds a diversified portfolio of common stocks, convertibles, preferred stocks, US government securities, bonds and cash	-	260,410
	Dodge & Cox Balanced Fund	This fund seek regular income, conservation of principal and an opportunity for long-term growth of principal and income	-	110,659
	Vanguard 500 Index Fund	This fund targets long-term growth of capital and income from dividends	-	184,635
	Vanguard Prime Money Market Fund	Invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker's acceptances, commercial paper, and other money market securities	-	79,982
*	Common Stock Chesapeake Corporation	Corporate common stock, $1 par value	-	65,248
*	Loans to Participants of the Plan	Interest rates range from 5.00% to 9.25%; loans are amortized in level payments with current terms of about 2 to 5 years	-	210,555

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007, continued

(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Cost**	(e) Current Value

*	Putnam Retirementready Maturity Fund	Invests in other Putnam funds based on fund's target date	-	66,911
*	Putnam Retirementready 2010 Fund	Invests in other Putnam funds based on fund's target date	-	56,298
*	Putnam Retirementready 2015 Fund	Invests in other Putnam funds based on fund's target date	-	186,223
*	Putnam Retirementready 2020 Fund	Invests in other Putnam funds based on fund's target date	-	352,290
*	Putnam Retirementready 2025 Fund	Invests in other Putnam funds based on fund's target date	-	230,114
*	Putnam Retirementready 2030 Fund	Invests in other Putnam funds based on fund's target date	-	224,084
*	Putnam Retirementready 2035 Fund	Invests in other Putnam funds based on fund's target date	-	165,873
*	Putnam Retirementready 2040 Fund	Invests in other Putnam funds based on fund's target date	-	139,510
*	Putnam Retirementready 2045 Fund	Invests in other Putnam funds based on fund's target date	-	65,237
*	Putnam Retirementready 2050 Fund, Class A	Invests in other Putnam funds based on fund's target date	-	88,904
		Total		$4,745,481

* Indicates party-in-interest
** Cost is not required for participant - directed investments.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN

By: /s/ Joel K. Mostrom Joel K. Mostrom Executive Vice President & Chief Financial Officer Canal Corporation

June 26, 2009

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm